Exhibit 99.3

LIGHTINTHEBOX HOLDING CO., LTD.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

PROXY STATEMENT

General

The board of directors of LightInTheBox Holding Co., Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on June 29, 2016 at 10:00 a.m., local time (the “AGM”). The AGM will be held at ICBC Tower, 35/F, 3 Garden Road, Hong Kong.

This Proxy Statement and the proxy form can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.lightinthebox.com.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the shareholder (a) submitting a written notice of revocation or a fresh proxy form bearing a later date at least 48 hours before the time of the AGM; or (b) attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on June 10, 2016, New York time (the “Record Date”) are entitled to attend and vote at the AGM. As of June 10, 2016, 137,514,017 of our ordinary shares, par value $0.000067 per share (“Ordinary Shares”) were outstanding. Approximately 46,941,782 Ordinary Shares were represented by American Depositary Shares (“ADSs”) held by The Bank of New York Mellon. Holders of record of the ADSs at the close of business on the Record Date who wish to exercise their voting rights for the underlying Ordinary Shares must act through The Bank of New York Mellon. Two shareholders holding not less than an aggregate of one-third in par value of the share capital of the Company in issue present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Each Ordinary Share issued as of the Record Date is entitled to one vote on a poll. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the AGM.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of record of the Ordinary Shares at the close of business on the Record Date, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/ her discretion, as he/ she will on any other matters that may properly come before the AGM, or at any adjournment thereof. Abstentions by holders of record of the Ordinary Shares are not included in the determination of the number of Ordinary Shares present and voting.

Voting by Holders of ADSs

We have requested The Bank of New York Mellon, as depositary of the ADSs, to mail to all owners of record of the ADSs at the close of business on the Record Date this proxy statement, the accompanying notice of annual general meeting and an ADR Proxy Card. Upon the timely receipt from an owner of record of the ADSs of written voting instructions in the manner specified, The Bank of New York Mellon will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs, evidenced by American Depositary Receipts (“ADRs”) related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, The Bank of New York Mellon will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below.  As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those Ordinary Shares at the AGM.

There is no guarantee that holders of record of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to The Bank of New York Mellon in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If (i) the enclosed ADR Proxy Card is missing voting instructions, (ii) the enclosed ADR Proxy Card is improperly completed or (iii) no ADR Proxy Card is received by The Bank of New York Mellon from a holder of ADSs by 5:00 p.m. (New York City time), June 23, 2016, The Bank of New York Mellon will deem such holder of record of the ADSs to have instructed it to give a discretionary proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed The Bank of New York Mellon that such proxy should not be given, in accordance with the terms of the deposit agreement.

ORDINARY RESOLUTIONS TO BE VOTED ON

APPROVAL OF RE-ELECTION OF MESSRS. ZHENTAO WANG, XIONGPING YU, ZHI YAN, GANG YU AND XIAOPING (BOB) XU TO SERVE ON THE BOARD OF DIRECTORS OF THE COMPANY.

Pursuant to article 26.04 of the amended and restated memorandum and articles of association of the Company (the “Memorandum and Articles”), the board of directors may appoint any person as a director to fill a casual vacancy on our board of directors or as an addition to the existing board of directors.  However, any director so appointed by our board of directors shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.

Pursuant to article 26.04 of the Memorandum and Articles, each of Messrs. Zhentao WANG, Xiongping YU, Zhi YAN, Gang YU and Xiaoping (Bob) XU was previously appointed by our board of directors as a director in accordance with the Memorandum and Articles and their current terms of office expire at the AGM.

The board of directors nominates, subject to approval of the shareholders of the Company by way of an ordinary resolution, each of Messrs. Zhentao WANG, Xiongping YU, Zhi YAN, Gang YU and Xiaoping (Bob) XU for re-election as directors of the Company at the AGM.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Zhentao WANG	50	Director
Xiongping YU	40	Director
Zhi YAN	43	Director
Gang YU	56	Director
Xiaoping (Bob) XU	59	Independent director

Zhentao WANG has been our director since July 2015. Mr. Wang is the founder and chairman of the board of directors of AoKang. He founded Yongjia County Aolin Shoe Factory, the predecessor of AoKang, in 1988. Mr. Wang received his EMBA degree from Cheung Kong Graduate School of Business in 2006 and also an EMBA degree from the HEC School of Management in France in 2007. Mr. Wang has received numerous accolades and awards in China, including the National Labor Day Award in 2002, China’s Industry Leader of Private Industrial Enterprises in 2003, and the Outstanding Person of China’s Economic Development in 2006.

Xiongping YU has been our director since June 2016. Mr. Xiongping Yu is the director of Zhejiang Aokang Shoes Co., Ltd., a leading shoe and leather product company in China, which specializes in R&D, manufacturing, distribution and retail sales of shoes and leather, and was previously the chief financial officer of Aokang Group Co., Ltd.  Mr. Yu received a bachelor’s degree from Dongbei University of Finance & Economics.

Zhi YAN has been our director since March 2016. Mr. Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Group Ltd. (HKSE Code: 2098). Mr. Yan has approximately 11 years of experience in the commercial property and wholesale shopping mall industries, as well as approximately 20 years of experience in business management in various industries. Mr. Yan has been appointed as a non-executive director and the chairman of CIG Yangtze Ports PLC (HKSE Code: 8233) since 2011. Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master of business administration degree at Cheung Kong Graduate School of Management in 2013.

Gang YU has been our director since March 2016. Dr. Yu is an executive director and co-chairman of the board of directors of Zall Group Ltd. (HKSE Code: 2098). Dr. Yu has extensive experience in e-commerce and operation and logistics management and has previously served in various positions at multi-national corporations such as Dell Inc. and Amazon.com. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Xiaoping (Bob) XU has served as our independent director since June 2014. Since 2011, Mr. Xu has been the founder and managing partner of Zhenfund, a seed stage fund focusing on investments in technology, media and telecommunications sectors.  Prior to that, he was one of the founding partners of New Oriental Education & Technology Group. Mr. Xu received a bachelor’s degree from the Central Conservatory of Music in 1983, and a master’s degree from University of Saskatchewan in 1992.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

We have filed our annual report on Form 20-F, including our audited financial statements for the financial year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the “SEC”).  Our annual report can be accessed on our website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of our annual report, free of charge, by contacting us at ir@lightinthebox.com.

By Order of the Board of Directors,

/s/ Quji (Alan) Guo

Quji (Alan) Guo
Chairman and Chief Executive Officer

Dated: June 14, 2016